Nasus Consulting, Inc.
83 Fisher Street
Millville, MA 01529
(508) 883-6803

June 19, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Jay Ingram

Re:           Nasus Consulting, Inc.
Registration Statement on Form S-1, filed April 7, 2008, as amended
File No. 333-150135

Ladies and Gentlemen:

The undersigned hereby request acceleration of the effective date of the above-mentioned Registration Statement to Monday, June 23, 2008 at 10:00 a.m. or as soon thereafter as may be practicable.

In connection with requesting acceleration, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Russell R. Desjourdy

Russell R. Desjourdy
President